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[LETTERHEAD]

November 23, 1999

To each of the Lenders party to the Credit Agreement (as defined below) and to U.S. Bank National Association, as Administrative Agent

and

The Board of Directors of Merrill Corporation

and

Donaldson, Lufkin & Jenrette Securities Corporation as Initial Purchaser of the Senior Subordinated Notes

Ladies and Gentlemen:

    Merrill Corporation ("Holdco") is party to an Agreement and Plan of Merger, dated July 14, 1999, as amended, (the "Merger Agreement") with Viking Merger Sub, Inc. ("Merger Sub") pursuant to which, among other things, Holdco intends to consummate a leveraged recapitalization of Holdco through a reorganization thereof, whereby (i) Merger Sub will merge (the "Merger") with and into the Holdco with Holdco being the surviving corporation, and (ii) immediately upon the effectiveness of the Merger, Holdco will contribute (the "Asset Contribution") all or substantially all of its assets (other than certain "Retained Interests", as such term is defined in the Credit Agreement) to Merrill Communications LLC (the "Company"), a wholly owned subsidiary of Holdings, and enter into an Administrative Services Agreement with the Company pursuant to which Holdco will provide the benefits of all such Retained Interests to the Company and the Company will assume all performance obligations and other liabilities with respect to such Retained Interests. The cash merger consideration required under the Merger Agreement is $22.00 per share or approximately $359,200,000 in aggregate. Substantially simultaneously with the Merger, Holdco shall (i) receive a common equity contribution ("Common Equity Contribution") of not less than $92,100,000 of which not less than $70,600,000 will consist of shares of common stock of Merger Sub purchased for cash or in exchange for shares of common stock of Holdco by certain equity investors (the "DLJMB Entities") and not less than $21,500,000 will be provided by certain members of management of the Company through retention of existing shares of Holdco's capital stock, (ii) receive a preferred equity contribution ("Preferred Equity Contribution") of $40,000,000 consisting of shares of Merger Sub purchased for cash by the DLJMB Entities and/or other investors and converted into shares of preferred stock of Holdco pursuant to the Merger, (iii) fund up to $10,000,000 in management deferred compensation plans, (iv) refinance existing debt not to exceed $87,500,000, plus accrued and unpaid interest thereon, and (v) pay transaction fees and expenses of approximately $23,900,000.

    The Company is party to (i) a Credit Agreement dated as of November 23, 1999 (the "Credit Agreement"), with various lenders party thereto from time to time, U.S. Bank National Association, as Administrative Agent, DLJ Capital Funding, Inc., as Syndication Agent and Lead Arranger, and Wells Fargo Bank, N.A. as Documentation Agent, pursuant to which new credit facilities will be made available to the Company. Loans under the Credit Agreement are secured by a valid and enforceable perfected security interest in and Lien on substantially all of the property superior to and prior to all third Persons (except to the extent of any permitted encumbrances which have priority as a matter of applicable law) in favor of the Administrative Agent for the benefit of the Secured Parties. In addition, each Subsidiary Guarantor and Holdco has guaranteed the Obligations. Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed to them in the Credit Agreement.

    The facilities under the Credit Agreement consist of (i) a Tranche A Term Loan not to exceed $65,000,000, (ii) a Tranche B Term Loan not to exceed $155,000,000 and (iii) up to $50,000,000 in Revolving Loans (including Letters of Credit of up to $15,000,000 and Swing Line Loans of up to $10,000,000). Loans under the Credit Agreement mature on their respective Stated Maturity Date.

    The funds required to pay the aggregate consideration required under the Merger Agreement, repay Existing Debt, fund the management deferred compensation plans, and pay fees and expenses related to the Transaction (as defined below) will be provided by (i) the Common Equity Contribution, (ii) the Preferred Equity Contribution, (iii) gross cash proceeds of not less than $140,000,000 from the issuance of Subordinated Indebtedness by Holdco, and (iv) Lenders' advances to the Company under the Credit Agreement. Contemporaneously with the consummation of the Merger, the Asset Contribution, the Common Equity Contribution, the issuance of Subordinated Indebtedness, the Preferred Equity Contribution and the initial Borrowing of Term Loans and up to $6,500,000 in Revolving Loans, the Company shall make an intercompany loan ("Intercompany Loan") and/or declare a dividend equal to the amount of the net proceeds of the initial Borrowing of Terms Loans and such Revolving Loans (other than proceeds used by the Company to pay fees and expenses). From time to time after the date hereof, advances of Revolving Loans may be made to the Company and Letters of Credit will be issued for the account of the Company or any of its Restricted Subsidiaries for general corporate purposes.

    The Recapitalization, the Merger, and the Refinancing and all related agreements and transactions contemplated thereunder, including the incurrence of the New Financing (as defined below), are defined as the "Transaction".

    This letter is provided by Valuation Research Corporation ("Valuation") reporting the performance of certain agreed upon procedures undertaken by Valuation which form the basis for Valuation's opinion, as of the date hereof, stated below ("Opinion") and delivered at the request of the Administrative Agent pursuant to Section 5.1.10 of the Credit Agreement, that immediately after and giving effect to the consummation of the Transaction:

  (a)
  The Fair Market Value of the assets of Holdco and its Subsidiaries on a consolidated basis exceeds and will exceed the sum of its liabilities on a consolidated basis (including, without limitation, New Financing, Stated Liabilities and Identified Contingent Liabilities, each as defined below);

  (b)
  The Present Fair Saleable Value of the assets of Holdco and its Subsidiaries on a consolidated basis exceeds and will exceed the sum of their probable liabilities on its debts on a consolidated basis (including, without limitation, New Financing, Stated Liabilities and Identified Contingent Liabilities) as such debts become absolute and matured;

  (c)
  Holdco and its Subsidiaries on a consolidated basis is and will be able to pay its debts on a consolidated basis (including, without limitation, New Financing, Stated Liabilities and Identified Contingent Liabilities) as such debts become absolute and matured; and

  (d)
  Holdco and its Subsidiaries on a consolidated basis do not and will not have Unreasonably Small Capital with which to conduct its present and anticipated businesses.

    The Opinion rendered is with respect to Holdco and its Subsidiaries on a consolidated basis, as a going concern, on a pro forma basis, immediately after and giving effect to the Transaction and the associated indebtedness. In the course of preparing this Opinion, nothing has come to our attention that causes us to believe Holdco and its Subsidiaries on a consolidated basis immediately after and giving effect to the Transaction would not be a going concern. For the purposes of this Opinion, the following terms are defined as follows:

  (a)
  Fair Market Value

    The amount at which the aggregate assets of an entity would change hands between a willing buyer and a willing seller, within a commercially reasonable period of time, each having reasonable knowledge of the relevant facts, neither being under any compulsion to act, with equity to both.

  (b)
  Present Fair Saleable Value

    The aggregate amount that may be realized by an independent willing seller from an independent willing buyer if an entity's assets are sold as an entirety with reasonable promptness in an arm's-length transaction under present conditions for the sale of assets as an entirety of comparable business enterprises.

  (c)
  Stated Liabilities

    The recorded liabilities of Holdco and its Subsidiaries on a consolidated basis pursuant to the unaudited balance sheet as of July 31, 1999 adjusted pursuant to the terms of the Merger Agreement. Stated Liabilities excludes Existing Debt that will be repaid in connection with the New Financing. Valuation has made inquiries of management of Holdco (the "Management") and has been advised by Management that there are no material adverse changes in the Stated Liabilities between the date of the information shown on such balance sheet and the date hereof. Based upon our inquiries in connection with this letter, we have no reason to believe that there has been any such material adverse change.

  (d)
  New Financing

    The indebtedness being incurred, assumed, or guaranteed by Holdco and its Subsidiaries under Loans from the Lenders and issuance of Letters of Credit by the Issuing Bank under the Credit Agreement and the Subordinated Indebtedness.

  (e)
  Identified Contingent Liabilities

    The maximum reasonably estimated amount of liabilities of Holdco and its Subsidiaries that may result from pending litigation, asserted claims and assessments, guaranties, indemnities, environmental conditions, uninsured risks, and other contingent liabilities as identified and explained to us in terms of their nature and estimated dollar magnitude by Management. We do not give any opinion as to whether such contingent liabilities meet the criteria for accrual under Statement of Financial Accounting Standards No. 5. Based on our reasonable inquiries and analysis in connection with this letter, we have no reason to believe that Identified Contingent Liabilities are materially understated, and nothing has come to our attention suggesting that material contingent liabilities have not been identified or disclosed.

  (f)
  Unreasonably Small Capital

    This phrase relates to the ability of Holdco and its Subsidiaries on a consolidated basis after giving effect to the consummation of the Transaction, to continue as a going concern and not lack sufficient capital for its present needs and anticipated needs, including, without limitation, Identified Contingent Liabilities, without substantial unplanned dispositions of assets outside the ordinary course of business, restructuring of debt, externally forced revisions of its operations, or similar actions.

    We believe the foregoing definitions are reasonable and appropriate for purposes of rendering the Opinion, and we believe that the methodologies we used in our analysis are appropriate for determining Fair Market Value, Present Fair Saleable Value and Unreasonably Small Capital as defined herein. Based on our inquiry, we believe it is appropriate for us to value Holdco and its Subsidiaries on a consolidated basis as a going concern as part of our analysis relating to this Opinion.

    In expressing its Opinion, Valuation has relied on information and analyses furnished by and/or discussions held with Management and Holdco, which information and analyses have been the subject of review by Valuation and have been the subject of discussion and inquiry. Valuation does not assume any responsibility for the sufficiency and accuracy of the information. Nothing has come to Valuation's attention in the course of its review that would lead it to believe that any such information is incorrect in any material respect or that it was unreasonable for Valuation to utilize and rely upon the information. Such data has been accepted as reasonably reflecting the Transaction, the financial condition of Holdco and its Subsidiaries on a consolidated basis, and their past and future operations. All items subject to audit pursuant to generally accepted auditing standards and in conformity with generally accepted accounting principles ("GAAP") have been relied upon without review, check, or verification, but nothing has come to our attention that would cause us to believe the information is incorrect in any material respect or that it was unreasonable for Valuation to utilize and rely upon the information. Valuation has performed certain analyses, studies, and investigations more fully described herein in support of its Opinion. Further, the Opinion expressed herein is subject to the General Limiting Conditions and Assumptions attached hereto as Exhibit A.

    Valuation has reviewed the audited financial statements of Holdco for the fiscal years ended January 31, 1999, 1998, and, 1997 and the interim period ended July 31, 1999, as well as background data and material considered appropriate to the Opinion expressed and referenced below. Such areas of investigation include, but are not limited to:

  •
  An overview of the industry in which Holdco operates, including an analysis of companies engaged in similar lines of business and a review of acquisitions of companies engaged in similar lines of business.

  •
  Inquiries of Management as to the impact of future trends on its industry, including demand for the Company's services; advancements in technology; consolidation; regulatory factors; retention and recruitment of employees; customer base; volume growth; pricing and margins; cost savings opportunities and operational improvements; management; competitive conditions and advantages; and key actions to be taken in the near term, among other factors.

  •
  Review of business data and information made available to Valuation, including historical financial statements of Holdco and pro-forma financial statements of Holdco.

  •
  Review of operating projections for Holdco for the fiscal years 2000 through 2006 as provided by Holdco.

  •
  Attendance at a Lenders' meeting in New York on October 20, 1999 with Management for a business review session.

  •
  Inquiries of Management who have responsibility for legal, financial, and accounting matters as to the existence, nature, and magnitude of Identified Contingent Liabilities and that the amounts relating thereto were the reasonably estimated liabilities of Holdco and its Subsidiaries on a consolidated basis after giving effect to the consummation of the Transaction, as of the date hereof. Because the Identified Contingent Liabilities are estimates of Management, we express no opinion as to the completeness or propriety of such items. However, after discussion with Management with respect thereto, and based on our experience in reviewing such liabilities, nothing has come to our attention in the course of our review which would suggest that any such information is incorrect in any material respect or unreasonable for Valuation to utilize.

  •
  Obtained a written representation from a senior officer of Holdco as to the nature and magnitude of Identified Contingent Liabilities.

  •
  Review of the Information Memorandum.

  •
  Review of the offering memorandum pertaining to the Subordinated Notes.

  •
  Review of the Credit Agreement and other Loan Documents.

  •
  Review of the Proxy Statement.

  •
  Performance of sensitivity analyses with respect to the Company's operating projections for the fiscal years 2000 through 2006, including extending such projections to fiscal year 2008.

  •
  Review of certain Minnesota statutes, including Section 302A.551, provided by counsel to Holdco pertaining to permissible corporate distributions.

    We believe that such areas of investigation are sufficient and reasonable as a basis to render the opinions stated herein. For purposes of this Opinion, Valuation has assumed that there will be no material change in any documents in Valuation's possession as of the date hereof.

    Valuation has discussed financial and operating matters of the Company with Management. Valuation has reviewed the forecasts of earnings, income, cash flows and balance sheets of the Company for the fiscal years 2000 to 2006 prepared by Management, and discussed such forecasts with Management. This review included, but was not limited to, discussions of basic assumptions made in the preparation of the forecasts relating to divisional and product segment performance; volume and pricing growth; margins; industry trends; economic conditions; reinvestment requirements; cost savings; operating expenses; key agreements; information technology; personnel; and strategic positioning. We consider such forecasts to be reasonable and attainable in light of current and near term economic expectations and nothing has come to our attention that would cause us to believe the basic assumptions used in the forecasts are unreasonable. We believe that the review we have conducted and the analyses and procedures undertaken are those generally considered appropriate for expressing the Opinion herein.

    Based on the foregoing review, procedures, and analyses, we express the following Opinion as of the date hereof, that immediately after and giving effect to the consummation of the Transaction, subject to the General Limiting Conditions and Assumptions set forth in Exhibit A hereto:

  (a)
  The Fair Market Value of the assets of Holdco and its Subsidiaries on a consolidated basis exceeds and will exceed the sum of its liabilities on a consolidated basis (including, without limitation, New Financing, Stated Liabilities and Identified Contingent Liabilities);

  (b)
  The Present Fair Saleable Value of the assets of Holdco and its Subsidiaries on a consolidated basis exceeds and will exceed the sum of their probable liabilities on its debts on a consolidated basis (including, without limitation, New Financing, Stated Liabilities and Identified Contingent Liabilities) as such debts become absolute and matured;

  (c)
  Holdco and its Subsidiaries on a consolidated basis is and will be able to pay its debts on a consolidated basis (including, without limitation, New Financing, Stated Liabilities and Identified Contingent Liabilities) as such debts become absolute and matured; and

  (d)
  Holdco and its Subsidiaries do not and will not have Unreasonably Small Capital with which to conduct its present and anticipated businesses.

This letter may be relied upon and disclosed as provided in Exhibit A.

Respectfully submitted,

VALUATION RESEARCH CORPORATION

/s/ VALUATION RESEARCH CORPORATION

Engagement Number: 02-3386-00

EXHIBIT A
GENERAL LIMITING CONDITIONS AND ASSUMPTIONS

    In accordance with recognized professional standards as generally practiced in the valuation industry, the fee for these services is not contingent upon the conclusions of value contained herein. Valuation has determined to the best of its knowledge and in good faith that neither it nor any of its agents or employees has any financial interest in Holdco or any of its Subsidiaries.

    Neither Valuation, nor its agents or employees, assume any responsibility for matters legal in nature, nor do they render any opinion as to any title to, or legal status of, property which may be involved, both real and personal, tangible and intangible.

    Valuation assumes that all laws, statutes, ordinances, or other regulations, or regulations of any governmental authority relevant to and in connection with this engagement are complied with by each relevant party other than Valuation unless express written noncompliance is brought to the attention of Valuation.

    Valuation has relied on certain information furnished by others, including but not limited to Holdco, without verification, other than the procedures specified in Valuation's letter attached hereto. Valuation believes such information to be reliable as to accuracy and completeness but offers no warranty or representation to that effect; however, nothing has come to our attention in the course of this engagement that would cause us to believe that any information is inaccurate in any material respect or that it is unreasonable to utilize and rely upon such information. The information relied upon generally includes, but is not limited to, financial analyses and forecasts; historical, pro forma, audited and unaudited financial statements; and Management analyses and forecasts.

    Valuation assumes in the case of leases of real and other property that the Transaction will not trigger any renegotiations of such leases to market rates based upon the financial condition of Holdco and it Subsidiaries arising out of the Transaction that would, in aggregate, be material to Holdco and its Subsidiaries on a consolidated basis. In connection with this matter, we have no reason to believe that there will be any material adverse effect on Holdco and its Subsidiaries on a consolidated basis arising from the consummation of the Transaction.

    Valuation is not an environmental consultant or auditor, and it takes no responsibility for any actual or potential environmental liabilities. Valuation does not conduct or provide environmental assessments and has not performed one for any property of the Holdco and its Subsidiaries.

    Valuation has asked Management whether Holdco and its Subsidiaries is subject to any present or future liability relating to environmental matters (including but not limited to CERCLA/Superfund liability). Valuation has not determined independently whether Holdco and its Subsidiaries is subject to any such liabilities, nor the scope of any such liabilities, however, Valuation's appraisal takes no such liabilities into account except as they have been reported expressly to Valuation by Holdco or by an environmental consultant working for Holdco or the Administrative Agent, and then only to the extent that the liability was reported to us in an actual or estimated dollar amount. To the extent such information has been reported to us, Valuation has relied on it without verification and offers no warranty or representation as to its accuracy or completeness.

    Valuation Research has not made a specific compliance study or analysis of the Y2K issue of Holdco and its Subsidiaries, its customers or suppliers and the effect, if any, that the Y2K issue may have on Holdco and its Subsidiaries.

    In some instances, public information and statistical information have been obtained from sources Valuation has accepted as being reliable. These sources include the Form 10-K's and Form 10-Q's filed with the Securities and Exchange Commission of companies reviewed within the diversified communication services and printing industries. However, Valuation makes no representation as to the accuracy or completeness of such information and has accepted the information without further verification.

    The Opinion of Valuation does not represent an assurance, guarantee, or warranty that Holdco and its Subsidiaries will meet all of its obligations under the Credit Agreement or under the Senior Subordinated Note Indenture or the Senior Subordinated Bridge Agreement.

    Valuation has analyzed and reviewed the Transaction and provided the Opinion for solvency purposes only and for no other purpose. Valuation's Opinion is in no way given as an indication of the fairness of the Transaction to any shareholder of the Holdco or any equity participant in the Transaction.

    The Opinions expressed herein are valid only for the express and stated purposes of providing information and assistance to the parties to whom it is addressed and their counsel and specific agents engaged in conducting and documenting their independent investigations concerning Holdco and its Subsidiaries in connection with the New Financing and is not in any way, implied or expressed, to be construed, used, circulated, quoted, relied upon or otherwise referred to for any other purpose. In addition, Valuation hereby consents to (i) the filing and disclosure of the Opinion with the Securities and Exchange Commission (the "SEC") and any state securities commission or blue sky authority, or other governmental authority or agency if such filing or disclosure is required pursuant to the rules, statutes, and regulations thereof, or required by applicable law, (ii) the disclosure of the Opinion upon demand, order or request of any court, administrative or governmental agency, regulatory body or examiner (whether or not such demand, order or request has the force of law) or as may be required or appropriate in response to any summons, subpoena, or discovery requests, (iii) the use or disclosure of the Opinion in any pending or threatened litigation, judicial, or administrative proceeding (including, without limitation, any proceeding in bankruptcy) or inquiry, or government investigation, (iv) the attachment of the Opinion as an exhibit to the Loan Document governing the financing by the Lenders and Issuing Bank or other lenders and financial institutions who, in the future, may extend credit to the Company as an exhibit to any documents governing debt financing by other financing sources, (v) the disclosure of the Opinion in connection with (a) the prospective sale, assignment, participation or any other disposition by any Lender, Issuing Bank or financing source of any right or interest in the debt financing by such Lender, Issuing Bank or financing source, (b) an audit of any Lender, Issuing Bank or financing source by an independent public accountant or any administrative agency or regulatory body or examiner or (c) the exercise of any right or remedy by any Lender, or Issuing Bank or financing source in connection with the debt financing, (vi) the disclosure of the Opinion as may be requested, required or ordered in, or to protect a Lender's, Issuing Bank's or financing source's interest in, any litigation, administrative, judicial or governmental proceeding, or investigation to which any Lender, Issuing Bank or financing source is subject or purported to be subject, or (vii) the disclosure of the Opinion as otherwise required by, or as reasonably determined by any Lender, Issuing Bank or financing source to be required by, any law, order, statute, regulation or ruling applicable to such Lender, Issuing Bank or financing source. Valuation has no responsibility to update the Opinion stated herein for events and circumstances occurring after the date of this letter. The Opinion expressed herein is valid only for the express and stated purposes as of the date of the valuation.

    Any further consultation, testimony, attendance or research in reference to the present engagement beyond the Opinion expressed herein as of the date of valuation is subject to agreement by Valuation in specific written arrangements between the parties.

    No representation is made herein as to the legal sufficiency of the above definitions (term definitions contained in the body of the Opinion) for any purpose; such definitions are used solely for setting forth the scope of this Opinion and Valuation believes such definitions to be reasonable for the purposes of rendering this Opinion.

    The Opinions of Present Fair Saleable Value and Fair Market Value of the aggregate assets expressed by Valuation results from the development and analysis of several valuation indications arrived at through the use of accepted valuation procedures as practiced in the valuation industry. These procedures included an Asset Based Approach, the Income Approach and the Market Approach, as described below, which we believe to be procedures appropriate to express the Opinion herein.

    The Asset Based Approach is based directly on the value of the underlying assets of a business. Our procedures in connection with this approach were limited to a review of the consolidated financial statements of Holdco and a general review of the current assets and intangible assets of Holdco and its Subsidiaries after giving effect to the Transaction as well as the other procedures outlined herein.

    The Income Approach utilized cash flow projections discounted to a present value. The discount rates selected were based on risk and return requirements deemed appropriate by Valuation, given the facts and circumstances surrounding the Transaction. The discount rates were based upon a weighted average cost of capital concept, which considers the after tax cost of debt and equity. The after tax costs were derived, among other factors, from our review of the current credit and equity markets. The discount rate included a risk premium, over and above the return associated with risk-free investments such as U.S. Government treasury notes.

    The Market Approach is a valuation technique in which the estimated market value is based on market prices in actual Transaction. The technique consists of undertaking a detailed market analysis of publicly-traded companies and acquisitions of companies that provide a reasonable basis for comparison to the relative investment characteristics of the subject entity. Valuation ratios derived from the guideline companies or guideline Transaction are then selected and applied to the subject entity after consideration of adjustments for dissimilarities in financial position, growth, markets, profitability, and other factors. The companies reviewed were engaged in the diversified communication and printing industries.

    Our conclusion of Present Fair Saleable Value and Fair Market Value of assets is for the aggregate or total assets of Holdco and its Subsidiaries after giving effect to the Transaction. Nothing has come to our attention that would cause us to believe that the Present Fair Saleable Value of assets is materially different from the Fair Market Value of such assets.

    Amounts payable with respect to Identified Contingent Liabilities cannot be predicted with exact certainty. The amount recognized for Identified Contingent Liabilities represents the maximum reasonably estimated liabilities as identified in management representations to Valuation. Nothing has come to our attention in the course of preparing this Opinion that would cause us to believe that the amount of Identified Contingent Liabilities is materially greater than the amount represented. In addition, contingent liabilities exclude obligations under executory contracts such as operating leases. The exclusion of such executory contracts, in our opinion, has no material effect on the excess of Present Fair Saleable Value or Fair Market Value of assets over liabilities.

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EXHIBIT A GENERAL LIMITING CONDITIONS AND ASSUMPTIONS